================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002



                         Commission File Number 1-13175



                               VALERO SAVINGS PLAN

                            VALERO ENERGY CORPORATION
                                One Valero Place
                           San Antonio, TX 78212-3186




================================================================================

                               VALERO SAVINGS PLAN

                                      Index


                                                                                                    Page
                                                                                                    ----

Report of Independent Auditors..................................................................      3

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001................      4

Statements of Changes in Net Assets Available for Benefits for the Years Ended
   December 31, 2002 and 2001...................................................................      5

Notes to Financial Statements...................................................................      6

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2002..........     13

Signature.......................................................................................     14

Consent of Independent Auditors.................................................................     15

Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
 Sarbanes-Oxley Act of 2002.....................................................................     16

                         REPORT OF INDEPENDENT AUDITORS


To the Administrative Committee of
  Valero Savings Plan

We have audited the accompanying statements of net assets available for benefits of Valero Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 24, 2003

                               VALERO SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                December 31,
                                                                ------------
                                                         2002                 2001
                                                         ----                 ----
Assets:
Investments:
 Common stock...................................    $  9,726,656       $  72,759,294
 Common/collective trusts.......................      10,338,552          38,472,131
 Mutual funds...................................       8,931,594         142,540,740
 Participant loans..............................       1,930,471           7,071,335
 Self-directed investments......................           7,944              54,264
                                                      ----------         -----------
   Total investments............................      30,935,217         260,897,764
                                                      ----------         -----------

Receivables:
 Employer contributions.........................       3,902,528             908,205
 Employee contributions.........................          80,417           2,462,133
 Interest.......................................             289                   -
 Due from brokers for securities sold...........           4,692                   -
                                                      ----------         -----------
   Total receivables............................       3,987,926           3,370,338

Cash............................................           3,474                   -
                                                      ----------         -----------
Net assets available for benefits...............    $ 34,926,617       $ 264,268,102
                                                      ==========         ===========


                       See Notes to Financial Statements.

                               VALERO SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                             Years Ended December 31,
                                                                             -----------------------
                                                                             2002               2001
                                                                             ----               ----

Additions to net assets:
 Investment income:
  Interest income.................................................      $  1,227,230      $   2,651,173
  Dividend income.................................................         1,330,903          5,391,527
                                                                         -----------        -----------
                                                                           2,558,133          8,042,700
                                                                         -----------        -----------
 Contributions:
  Employee........................................................         7,255,556         16,151,623
  Employer........................................................         7,553,105          6,623,279
                                                                         -----------        -----------
                                                                          14,808,661         22,774,902
                                                                         -----------        -----------

 Asset transfers in from other plans:
  Valley Shamrock, Inc. Plan......................................                 -            405,837
  UDS ESOP1 Stock Fund............................................                 -            101,527
  UDS ESOP2 Stock Fund............................................                 -             17,127
  Valero Retail Plan..............................................           250,450                  -
                                                                         -----------        -----------
                                                                             250,450            524,491
                                                                         -----------        -----------

   Total additions................................................        17,617,244         31,342,093
                                                                         -----------        -----------

Deductions from net assets:
 Withdrawals by participants......................................       (57,062,470)       (19,482,198)
 Asset transfers out to Valero Energy Corporation Thrift Plan.....      (189,152,944)                 -
                                                                         -----------        -----------
   Total deductions...............................................      (246,215,414)       (19,482,198)
                                                                         -----------        -----------

 Net appreciation (depreciation) in fair value of investments.....          (743,315)        12,970,272
                                                                         -----------        -----------

Net increase (decrease) in net assets available for benefits......      (229,341,485)        24,830,167

Net assets available for benefits:
 Beginning of year................................................       264,268,102        239,437,935
                                                                         -----------        -----------

 End of year......................................................      $ 34,926,617      $ 264,268,102
                                                                         ===========        ===========


                       See Notes to Financial Statements.

                               VALERO SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1. Description of the Plan

As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 20,000 employees. Valero owns and operates 12 refineries in the United States and Canada with a combined throughput capacity of approximately 1.9 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 4,100 retail outlets in the United States and eastern Canada under various brand names including Diamond Shamrock(R), Shamrock(R), Ultramar(R), Valero(R), Beacon(R), Total(R) and Exxon(R).

Valero's common stock trades on the New York Stock Exchange under the symbol "VLO".

The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan that previously covered all eligible employees of Ultramar Diamond Shamrock Corporation (UDS), which was acquired by Valero on December 31, 2001. The Plan was previously referred to as the UDS 401(k) Retirement Savings Plan (renamed effective April 1, 2002). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Valero is the Plan sponsor. An administrative committee, consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company was the trustee and record keeper of the Plan until June 30, 2002. Effective July 1, 2002, Merrill Lynch Trust Company, FSB became the trustee and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper of the Plan.

Plan Merger and Acquisitions
Asset transfers in from other plans and asset transfers out to other plans include amounts related to the following:
     o Effective August 1, 2001, the Valley Shamrock, Inc. Employee's 401(k) Plan was merged into the Plan. Valley Shamrock, Inc. was previously acquired by UDS.
     o During 2001, participant account balances remaining in the UDS Employee Stock Ownership Plan 1 and 2 were transferred to the Plan.
     o Effective May 1, 2002, Valero merged the account balances related to UDS non-store employees (other than union personnel and HSB employees (defined below)), and effective August 1, 2002 merged the account balances related to certain union employees, into the Valero Energy Corporation Thrift Plan, representing a total transfer of $180,881,797.
     o Effective May 16, 2002, Valero sold certain assets and facilities related to its Golden Eagle Refinery to Tesoro Refining and Marketing Company (Tesoro), as a result of which certain employees of Valero (Held Separate Business Employees or HSB employees) became employees

                              VALERO SAVINGS PLAN
          of Tesoro. HSB employees were treated as having incurred a termination of employment and became eligible for distributions of their account balances. Eligible HSB employees could elect to make direct rollover transfers from the Plan to a defined contribution plan maintained by Tesoro. Account balances of $8,271,147 for HSB employees who did not make direct rollover transfers were merged into the Valero Energy Corporation Thrift Plan.
     o Prior to September 1, 2002, Valero maintained the Valero Retail Plan for the benefit of certain Valero store employees. Effective September 1, 2002, the Valero Retail Plan was merged into the Plan. Any employees previously eligible to participate in the Valero Retail Plan became eligible to participate in the Plan.

Participation
Participation in the Plan is voluntary and is open to Valero retail employees who become eligible to participate. Prior to April 1, 2002, eligible employees included all former UDS non-union employees and certain union employees who had completed one year of service and who were at least 18 years old. Effective April 1, 2002, for non-store employees other than certain union personnel and HSB employees, effective May 16, 2002 for HSB employees, and effective July 1, 2002 for certain union employees, such former UDS non-store employees were no longer eligible to participate in the Plan but became eligible to participate in the Valero Energy Corporation Thrift Plan. Employees are eligible to participate in Valero's employer matching contributions after completion of one year of continuous service.

Contributions
Participants could contribute from 1% to 15% of their compensation, as defined in the Plan, through July 31, 2002. Effective August 1, 2002, participants can contribute up to 30% of their compensation. In addition, any employee may make rollover contributions. For the years ended December 31, 2002 and 2001, rollover contributions totaled $467,131 and $1,314,842, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits. Valero contributes $0.60 for every $1.00 of the participant's contribution up to 6% of compensation.

For each Plan Year beginning with the first Plan Year after December 31, 2001, Valero may, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, make profit sharing contributions to the Plan to be allocated to the accounts of the "Eligible Members" as described in the plan document. For the year ended December 31, 2002, the Administrative Committee approved a $3,867,055 profit sharing contribution, which was funded in February of 2003.

The Internal Revenue Code (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was
$11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively. Effective September 1, 2002, participants who are eligible to make pre-tax contributions and who have attained age 50 before the end of the year are eligible to make an additional catch-up pre-tax contribution of up to $1,000.

Forfeitures
In the event a participant terminates before becoming 100% vested in the employer contributions, the nonvested employer contribution amounts held in the participant's account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and he resumes

                               VALERO SAVINGS PLAN
employment as an employee, any portion of the participant's account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after re-employment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the nonvested portion of his account. Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. During the years ended December 31, 2002 and 2001, employer contributions were reduced by $10,193 and $159,066, respectively, from forfeited nonvested accounts. As of December 31, 2002, $26 in unused forfeitures is available for future use under the Plan.

Participant Accounts
Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains and losses attributable to these accounts.

Vesting
Participants are vested 100% in their employee account at all times. Effective January 1, 2002, participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Participants vest in 100% of profit sharing contributions if and when years of vesting service are five years or more. However, a participant will be vested in 100% of his account balance upon his death, disability, attainment of normal retirement age, as defined in the Plan, and termination or partial termination of the Plan, as defined in the Plan.

Investment Options
Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the funds offered. The funds offered include the Valero Energy Corporation Common Stock Fund, mutual funds, and common/collective trusts investments. Employer contributions are invested in Valero common stock. Effective January 1, 2002, participants may transfer 100% of Valero's employer contributions to any other investment option offered.

Withdrawals and Distributions
A participant's vested account balance will be distributed after the later of reaching normal retirement age (generally age 65) or termination from employment, unless the participant elects an earlier distribution of his vested account balance at the earlier of termination from employment or age 59 1/2. Distributions can be made in the form of a single cash lump sum payment or monthly installments not to exceed five years. The participant can also elect that those funds in the Valero Common Stock Fund be distributed in the form of Valero common stock as:
     o    A single payment; or
     o For distributions elected through June 30, 2002, annual installments over a period not to exceed the greater of his life expectancy or ten years; or
     o    For  distributions   effective  on  or  after  July  1,  2002,  annual
          installments   over  a  period  not  to  exceed  five  years.
If the participant's vested account balance is less than $5,000, the distribution cannot be deferred.

                               VALERO SAVINGS PLAN

In the event of hardship, participants may withdraw a portion of their vested account balance, subject to Administrative Committee approval. Effective August 1, 2002, hardship distributions may not be made more often than once in any six-month period.

Upon completion of five years of participation in the Plan, a participant can elect to withdraw any amount credited to his after-tax contribution account, matching contributions account and profit sharing contributions account. Additionally, the participant is eligible to elect another withdrawal upon the completion of 36 months from the date of a previous withdrawal.

Participant Loans
Participants may borrow a minimum of $500 ($1,000 prior to August 1, 2002) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence (10 years prior to August 1, 2002). The loan is secured by a lien on the participant's vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee. Principal and interest is repaid through payroll deductions. Effective August 1, 2002, a participant can have two loans outstanding at any time.

Plan Expenses
Valero pays the administrative expenses of the Plan and provides certain other services at no cost to the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan as of December 31. The investments in common/collective trusts are stated at fair value as determined by the issuer of the fund based on the fair value of the underlying assets. Self-directed investments are valued at quoted market prices as of December 31. Participant loans are valued at cost which approximates fair value. Valero common stock is valued at its quoted market price as of December 31.

                               VALERO SAVINGS PLAN

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Plan's investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and amounts presented in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

                                                                     December 31,
                                                                     ------------
                                                               2002               2001
                                                               ----               ----

     Vanguard PRIMECAP Fund..........................      $        -        $ 50,876,590
     Vanguard Retirement Savings Trust...............               -          38,472,131
     Vanguard Wellington Fund Investor Shares........               -          33,173,502
     Vanguard 500 Index Fund Investor Shares.........               -          26,106,977
     UDS common stock:
      UDS Common Stock Fund..........................               -          14,389,188
      UDS ESOP1 Stock Fund*..........................               -          46,726,029
      UDS ESOP2 Stock Fund*..........................               -          11,644,077
     Valero Energy Corporation common stock..........       9,726,656                   -
     Merrill Lynch Retirement Preservation Trust.....       9,051,856                   -
     The Oakmark Equity & Income Fund................       4,319,806                   -
     ------------------------------------------
     * Nonparticipant-directed.


                               VALERO SAVINGS PLAN

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                     2002                2001
                                                                     ----                ----

     Mutual funds..........................................    $ (12,464,050)      $ (17,924,869)
     Common stock..........................................       11,744,666          30,894,359
     Self-directed investments.............................          (23,931)                782
                                                                ------------          ----------
      Net appreciation (depreciation) in fair value of
       investments.........................................    $    (743,315)      $  12,970,272
                                                                ============          ==========

4. Nonparticipant-Directed Investments

Effective January 1, 2002, employer contributions, including existing employer contributions, can immediately be diversified into other funds. As a result, the December 31, 2001 balance of nonparticipant-directed investments was transferred to participant-directed investments effective January 1, 2002. Information about the net assets and the changes in net assets relating to nonparticipant-directed investments (comprised of the UDS ESOP1 Stock Fund and UDS ESOP2 Stock Fund) is as follows:

                                                                                 December 31,
                                                                                 ------------
                                                                          2002                2001
                                                                          ----                ----

      UDS common stock...........................................   $          -         $ 58,370,106
                                                                      ==========           ==========



                                                                           Years Ended December 31,
                                                                           -----------------------
                                                                         2002                 2001
                                                                         ----                 ----

     Changes in nonparticipant-directed investments:
        Interest and dividend income...........................    $           -        $     856,465
        Net appreciation in fair value of investments..........                -           25,441,892
        Participant loan repayments............................                -                1,048
        Asset transfers in from other plans....................                -              118,654
        Benefits paid to participants..........................                -           (3,619,969)
        Transfers to participant-directed investments..........      (58,370,106)          (9,598,156)
                                                                     -----------          -----------
          Net  increase   (decrease)  in   nonparticipant-
           directed investments................................      (58,370,106)          13,199,934
     Balance as of beginning of year...........................       58,370,106           45,170,172
                                                                     -----------           ----------
     Balance as of end of year.................................    $           -        $  58,370,106
                                                                     ===========           ==========

                               VALERO SAVINGS PLAN

5. Party In Interest Transactions

Certain Plan investments are shares of Valero common stock, and mutual funds and common/collective trusts managed by Merrill Lynch. Transactions in these investments qualify as party in interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

7. Tax Status

The Internal Revenue Service has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

8. Reconciliation of Financial Statements to Form 5500

The following is a  reconciliation  of net assets available for benefits per the
financial   statements  to  the  Form  5500  Annual  Return/Report  of  Employee
Benefit Plan:


                                                                                    December 31,
                                                                                    ------------
                                                                                2002              2001
                                                                                ----              ----

Net assets available for benefits per the financial statements......       $ 34,926,617      $ 264,268,102
  Amounts allocated to withdrawing participants.....................             (3,907)           (16,326)
                                                                             ----------        -----------
Net assets available for benefits per the Form 5500.................       $ 34,922,710      $ 264,251,776
                                                                             ==========        ===========

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit
Plan:

                                                                               Years Ended December 31,
                                                                               ------------------------
                                                                                2002              2001
                                                                                ----              ----

Withdrawals by participants per the financial statements............       $ 57,062,470       $ 19,482,198
  Add: Amounts allocated to withdrawing participants
   as of end of year................................................              3,907             16,326
  Less: Amounts allocated to withdrawing participants
   as of beginning of year..........................................            (16,326)            (1,167)
                                                                             ----------         ----------
Benefits paid to participants per the Form 5500.....................       $ 57,050,051       $ 19,497,357
                                                                             ==========         ==========


                                                             SCHEDULE H, Line 4i


                               VALERO SAVINGS PLAN

                                 EIN: 13-3663331
                                  Plan No. 008

                    Schedule of Assets (Held at End of Year)

                            As of December 31, 2002


Identity of Issue/Description of Investment                        Current Value
-------------------------------------------                        -------------

Common stock:
*Valero Energy Corporation....................................    $  9,726,656
                                                                    ----------

Common/collective trusts:
*Merrill Lynch Retirement Preservation Trust..................       9,051,856
*Merrill Lynch Equity Index Trust.............................       1,286,696
                                                                    ----------
                                                                    10,338,552
                                                                    ----------
Mutual funds:
The Oakmark Equity and Income Fund............................       4,319,806
Multi-Cap Core Fund...........................................       1,488,627
*Merrill Lynch Basic Value Fund...............................       1,364,521
*Merrill Lynch Intermediate Corporate Bond Fund...............         794,818
American Century Ultra Fund...................................         661,058
Templeton Foreign Fund........................................         148,927
American Funds EuroPacific Growth Fund........................         116,612
Fidelity Magellan Fund........................................          13,933
MFS Massachusetts Investors Growth Stock Fund.................          13,819
AIM Income Fund...............................................           5,383
*Merrill Lynch Global Allocation Fund.........................           4,090
                                                                    ----------
                                                                     8,931,594
                                                                    ----------
*Participant loans (interest rates range from 7% - 11.5%).....       1,930,471

Self-directed investments.....................................           7,944
                                                                    ----------

 Total........................................................    $ 30,935,217
                                                                    ==========

-------------------------------------------------------------
* Party in interest to the Plan.


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          Valero Savings Plan


                          By:  /s/ John D. Gibbons
                          ------------------------------------------------
                          John D. Gibbons
                          Chairman, Administrative Committee and
                          Executive Vice President and Chief Financial Officer, Valero Energy Corporation



Date:  June 30, 2003




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